

October 29, 2014

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001

Re: Capitala Finance Corp.
        File Nos. 333-199106 and 814-01022

Dear Mr. Boehm:

On October 1, 2014, you filed a registration statement on Form N-2 for Capitala Finance Corp. (the "Company"), a business development company, in connection with the shelf registration of $500 million of the Company's common stock, preferred stock, subscription rights, warrants representing rights to purchase its common stock, preferred stock or debt securities, and debt securities. Pursuant to Securities Act Release No. 6510, and in reliance on the representations contained in your correspondence filed concurrently with the registration statement, we performed a limited review of the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Fees and Expenses — Example (Page 19)

1.   The first sentence of the last paragraph in this section states that the expense example assumes no sales load. Please also disclose that, in the event that the securities to which this prospectus relates are sold with a sales load, a corresponding prospectus supplement will provide a revised expense example that will include the effect of the sales load.

Use of Proceeds (Page 52)

2.   The second paragraph of this section states that the Company estimates that it will take three to six months to substantially invest the net proceeds of any offering made pursuant to this prospectus, but that it can offer no assurance that it will be able to achieve this goal. Please also disclose in this section that, at a minimum, the Company will invest more than half of its total assets in the types of securities designed to meet its business purpose within the earlier of: (i) two years after termination or completion of sales; or (ii) 2 ½ years after commencement of its initial public offering. See Guide 1 to Form N-2.

Price Range of Common Stock and Distributions (Page 53)

3.   The last column of the table on this page is captioned "Declared Dividends Per Share." If the Company's distributions have included, or are estimated to have included, a return of capital, please revise this heading by changing "dividends" to "distributions," and disclose the amount of the return of capital included, or estimated to have been included, in each distribution in the table provided on page 54 of the prospectus.

Management — Board of Directors and Executive Officers (Page 96)

4.   Please disclose in this section any directorships held by each of the Company's directors during the past five years. See Item 18.6(b) of Form N-2.

Financial Statements — Consolidated Schedule of Investments (Page F-6)

5.   Please provide in this schedule an indication of the Company's investments that are not qualifying investments under Section 55(a) of the Investment Company Act of 1940 and, in a footnote, briefly explain the significance of non-qualification. See Instruction 1.b to Item 8.6.c of Form N-2.

PART C

6.   Please file as an exhibit to your next pre-effective amendment a legality opinion and related consent of counsel with respect to each category of security being registered. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board of Directors. Therefore, in your response letter, please provide an undertaking on behalf of the Company to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement. Please also confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

7.   We note that forms of prospectus supplements for each type of security being registered will be filed as exhibits to a pre-effective amendment to this registration statement. Please also

provide us with a representation that the Company will not use the term "senior" with respect to future offerings of the Company's debt unless the debt will be senior in priority to other outstanding debt of the Company.

GENERAL COMMENTS

8.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

9.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

10.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

11.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel